Exhibit 1.01

Conflict Minerals Report
Guess?, Inc. (“Guess”) has included this Conflict Minerals Report as an Exhibit to its Form SD as contemplated by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 30, 2023.
Unless the context indicates otherwise, the terms “Guess,” “we,” “its,” “us” and “our” refer to Guess?, Inc. and its consolidated subsidiaries.
As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.
Forward-Looking Statements
This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG benefit armed groups.
Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”), the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.
Applicability of the Conflict Minerals Rule to our Business
We design, market, distribute and license one of the world’s leading lifestyle collections of contemporary apparel and accessories for men, women and children that reflect the American lifestyle and European fashion sensibilities. Our apparel is marketed under numerous trademarks including GUESS, GUESS?, GUESS U.S.A., GUESS Jeans, GUESS? and Triangle Design, MARCIANO, Question Mark and Triangle Design, a stylized G and a stylized M, GUESS Kids, Baby GUESS, YES, G by GUESS (GbG), GUESS by MARCIANO and Gc. The lines include full collections of clothing, including jeans, pants, skirts, dresses, activewear, shorts, blouses, shirts, jackets, knitwear and intimate apparel. In addition, we selectively grant licenses to design, manufacture and distribute a broad range of products that complement our apparel lines, including eyewear, watches, handbags, footwear, kids’ and infants’ apparel, outerwear, fragrance, jewelry and other fashion accessories. We also grant licenses to certain wholesale partners to operate and sell our products through licensed retail stores.
We are subject to the Conflict Minerals Rule because 3TG (specifically tin, tungsten and gold) are or may be contained in the functional hardware and other components used in some of the apparel and accessories products that we contract to manufacture. Based on our internal product scoping, we do not believe that any of our products contain tantalum. For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended January 28, 2023. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or the Form SD. Certain products that are contracted to be manufactured and sold by our licensees or that we purchase from other vendors do not come within our Conflict Minerals Rule reporting and compliance because we do not contract to manufacture the products.
For 2022, 7% of the Suppliers (as defined below) that provided a response to our request for information indicated one or more of the 3TG as necessary to the functionality or production of the products covered by their response, which 3TG may or may not be included in the products they supply to us. Even where 3TG may be present in our products, they generally constitute a very small or de minimis portion of the materials content of the products.
We do not directly source 3TG from mines, smelters or refiners, and believe that we are in most cases many levels removed from, and have limited influence over, these market participants. However, through the efforts described in this Conflict Minerals Report, and as part of our reasonable country of origin inquiry and due diligence processes, we seek to ensure that our suppliers source responsibly. Specifically, we endeavor in good faith to determine if any of the 3TG necessary to the functionality or production of the products that we contract to manufacture originated in a Covered Country and, if so, whether they directly or indirectly financed or benefited an armed group.
Our Conflict Minerals Policy
We are committed to being a responsible corporate citizen and are opposed to human rights abuses such as are occurring in the Covered Countries. We also take seriously our compliance obligations under the Conflict Minerals Rule. To these ends, we have adopted and communicated to our suppliers and the public a company policy (the “Conflict Minerals Policy”) regarding the use of 3TG in our products.
The Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers:
1.Implement and communicate to their personnel and suppliers a Conflict Minerals policy that is consistent with our Conflict Minerals Policy;
2.Familiarize themselves with the Conflict Minerals Rule and the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (the “OECD Guidance”);
3.Put in place procedures for the traceability of 3TG, working with their suppliers as applicable;

4.Where possible, source 3TG from smelters and refiners validated as being conflict free;
5.Maintain reviewable business records supporting the source of 3TG;
6.From time to time, at our request, provide us with written certifications and other information concerning the origin of 3TG in products, components and parts supplied to us and the supplier’s compliance with the Conflict Minerals Policy generally;
7.Adopt a risk management strategy with respect to identified risks in the supply chain that is consistent with the Conflict Minerals Policy;
8.Otherwise establish policies, due diligence frameworks and management systems that are consistent with the OECD Guidance; and
9.Require their direct and indirect suppliers to adopt policies and procedures that are consistent with our Conflict Minerals Policy.
The Conflict Minerals Policy also encourages suppliers to support industry efforts to enhance traceability and responsible practices in global minerals supply chains. We do not support embargos of responsibly sourced 3TG from the Covered Countries or other conflict-affected and high-risk areas.
The Conflict Minerals Policy indicates that, if we determine that a supplier may be violating the Conflict Minerals Policy, we may require them to commit to and implement a corrective action plan within a reasonable timeframe. The Conflict Minerals Policy also indicates that continued failure to adhere to our policies and refusal to address issues of concern may lead to termination of our business relationship with the supplier.
Reasonable Country of Origin Inquiry Information
As required by the Conflict Minerals Rule, for 2022, we conducted a “reasonable country of origin inquiry” (“RCOI”). We designed our RCOI in good faith to determine the origin of the 3TG that are necessary to the functionality or production of the products we contracted to manufacture. We determined which of our products were potentially in-scope for purposes of the Conflict Minerals Rule through review of product categories, inquiries regarding the degree of influence we exercise over the manufacturing process and other information known to us.
Our outreach included 217 suppliers (the “Suppliers”). The results of our RCOI are discussed below under “Product and Smelter and Refiner Information.” For our RCOI, to the extent applicable, we utilized the same processes and procedures as for our due diligence, in particular Steps 1 and 2 of the OECD Guidance design framework, which are described below in this Conflict Minerals Report.
The Suppliers did not identify any smelters or refiners as having processed the necessary 3TG contained in our in-scope products. Substantially all of the Suppliers provided information at a company level (meaning for all of their products, rather than specific to the products they sold to us). As a result, we were not able to tie identified smelters and refiners to our products.
Based on the results of our RCOI, we conducted due diligence for 2022. These due diligence efforts are discussed below.
Due Diligence Measures
Design Framework

We believe that we designed our due diligence measures relating to 3TG to conform with, in all material respects, the criteria set forth in the OECD Guidance (Third Edition).
Selected Elements of Design Framework and Due Diligence Program
The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our program are discussed below. The headings below conform to the headings used in the OECD Guidance for each of the five steps.
1.OECD Guidance Step One: “Establish strong company management systems”
a.We have a team of senior staff that is responsible for our 3TG compliance program. Leadership of the compliance program resides with our Legal Department. The following functional areas are represented on the working group: Finance, Internal Audit, Legal, Social Compliance and Sourcing. Selected internal personnel are educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries. In addition, we utilize specialist outside counsel to advise us in connection with our Conflict Minerals Rule compliance and a service provider (the “Service Provider”) to, on our behalf, engage in supplier outreach and follow-up, validation of supplier responses and electronic storage of supplier responses. Some of the compliance activities described in this Conflict Minerals Report were performed by the Service Provider on our behalf.
b.We communicate our Conflict Minerals Policy internally and externally to suppliers, in each case in writing. The Conflict Minerals Policy is available on our website at http://investors.guess.com/conflict-minerals-policy. In addition, to mitigate the risk that the necessary 3TG contained in our in-scope products directly or indirectly finance or benefit armed groups in the Covered Countries, we furnished the Suppliers with written communications discussing the Conflict Minerals Rule, the OECD Guidance and our compliance requirements. In addition, we made available to the Suppliers free access to compliance resources from the Service Provider.
c.We use the Conflict Minerals Reporting Template (the “CMRT”) developed by the Responsible Minerals Initiative (the “RMI”) to identify smelters and refiners in our supply chain.
d.The Service Provider maintains on our behalf business records relating to 3TG due diligence, including records of due diligence processes, findings and resulting decisions, on a computerized database. This information is retained for at least five years.
e.We have a mechanism for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy, either through an email hotline or directly to our Social Compliance Department. The email address is conflictminerals@guess.com.
2.OECD Guidance Step Two: “Identify and assess risk in the supply chain”

a.For 2022, the Service Provider sent requests to 217 Suppliers to provide us with a completed CMRT. We or the Service Provider followed up by email or phone with the Suppliers that did not provide a response within the time frame specified in the request. Approximately 96% of the Suppliers responded to the Service Provider’s request for information. If a supplier is non-responsive, an escalation process is initiated pursuant to which our personnel contact the supplier.
b.We and the Service Provider reviewed the responses received from the Suppliers. The Service Provider reviewed the responses received for plausibility, consistency and gaps. It followed up by email or phone with Suppliers that submitted a response that triggered any one of seven specified quality control flags. If we have concerns regarding the accuracy of a CMRT, we request that the Supplier submit a revised CMRT.
c.To the extent that a completed CMRT identifies a smelter or refiner, the Service Provider reviewed the information provided against the lists of conformant (or equivalent) smelters and refiners published in connection with the RMI’s Responsible Minerals Assurance Process (the “RMAP”), the London Bullion Market Association (“LBMA”) Good Delivery List and the Responsible Jewellery Council’s (“RJC”) Chain-of-Custody Certification.
d.To the extent that a smelter or refiner identified by a Supplier was not listed as conformant or the equivalent, the Service Provider attempted to contact that smelter or refiner to gain information about its sourcing practices, including mineral origin and transfer, and to determine the source and chain of custody of the 3TG. Internet research was also performed to determine whether there are any outside sources of information regarding the smelter’s or refiner’s sourcing practices.
3.OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”
a.Our 3TG compliance team reported the findings of its supply chain risk assessment to our General Counsel.
b.Our risk mitigation strategy allows for a flexible response that is commensurate with the risks identified.
4.OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”
In connection with our due diligence, the Service Provider, on our behalf, utilizes and relies on information made available by the RMI, LBMA and RJC concerning independent third-party audits of smelters and refiners to assess smelter and refiner due diligence and to determine whether the smelter or refiner is conformant or the equivalent.
1.OECD Guidance Step Five: “Report on supply chain due diligence”
We file a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission and make these filings available on our website.
Product and Smelter and Refiner Information

We were subject to the Conflict Minerals Rule for 2022 because 3TG (tin, tungsten and gold, but not tantalum) is or may have been contained in the functional hardware and other components used in some of the apparel and accessories products that we contracted to manufacture.
In connection with our RCOI and due diligence, the Suppliers did not identify any of the smelters or refiners that processed the necessary 3TG contained in our in-scope products for 2022. Due to our position in the supply chain, we rely on our suppliers for accurate smelter and refiner information. Our due diligence measures cannot provide absolute certainty regarding the source and chain of custody of the necessary 3TG contained in our 2022 in-scope products.
We endeavored to determine the mine or location of origin of the 3TG contained in our in-scope products by requesting that the Suppliers provide us with a completed CMRT and through the other measures described in this Conflict Minerals Report.
For 2022, none of our in-scope products were determined by us to support conflict (i.e., to contain necessary 3TG that directly or indirectly financed or benefitted an armed group in a Covered Country). However, we did not conclude that any of our in-scope products were “DRC conflict free.”
Future Risk Mitigation Efforts
We intend to take the following additional steps for 2023 to mitigate the risk that our necessary 3TG benefit armed groups:
1.Engage with Suppliers that provided incomplete responses or that did not provide responses for 2022 to encourage them to provide requested information for 2023.
2.Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2022 that the source of 3TG was unknown or undeterminable.
3.Communicate to new potentially in-scope suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them. In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.
4.Encourage our suppliers to source responsibly, particularly when sourcing from conflict-affected and high-risk areas.
5.Monitor selected industry initiatives to identify smelters and refiners in the supply chain.
6.Continue to remind suppliers to source 3TG from smelters and refiners that are conformant or the equivalent.
All of the foregoing steps are in addition to the steps that we took in respect of 2022 described earlier in this Conflict Minerals Report, which we intend to continue to take in respect of 2023 to the extent applicable.